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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

FIVE STAR QUALITY CARE, INC.
(Name of Subject Company)

FIVE STAR QUALITY CARE, INC.
(Names of Person(s) Filing Statement)

Common Stock, par value $.01 per share
(Title of Class of Securities)

33832D106
(CUSIP Number of Class of Securities)

Richard A. Doyle
Chief Financial Officer and Treasurer
Five Star Quality Care, Inc.
400 Centre Street
Newton, Massachusetts 02458
(617) 796-8387
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copy to:
Howard Berkenblit
Nicole Rives
Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts 02109
(617) 338-2800

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

Name and Address

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9, together with any exhibits attached hereto, or, as it may be amended or supplemented from time to time, this Schedule 14D-9, relates is Five Star Quality Care, Inc., a Maryland corporation, or the Company. The address of the principal executive offices of the Company is 400 Centre Street, Newton, Massachusetts 02458, and its telephone number is (617) 796-8387.

Securities

        The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $.01 per share, of the Company, or the Shares. As of October 5, 2016, there were 49,519,051 Shares outstanding.

Item 2.    Identity and Background of Filing Person.

Name and Address

        The Company is filing this Schedule 14D-9. The Company's name, business address and business telephone number are set forth in Item 1 above under the heading "Name and Address" and incorporated herein by reference.

Tender Offer

        This Schedule 14D-9 relates to the tender offer by ABP Acquisition LLC, a Maryland limited liability company, or the Purchaser, as disclosed in the Tender Offer Statement on Schedule TO filed by the Purchaser with the U.S. Securities and Exchange Commission, or the SEC, on October 6, 2016, or, as it may be amended or supplemented from time to time, the Schedule TO, to purchase up to 10,000,000 Shares at a price of $3.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, or the Offer Price, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 6, 2016, or, as it may be amended or supplemented from time to time, the Offer to Purchase, and in the related letter of transmittal, or, as it may be amended or supplemented from time to time, the Letter of Transmittal. The Offer to Purchase and the Letter of Transmittal collectively constitute the Offer. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. The Offer to Purchase and the Letter of Transmittal have been separately mailed to registered and beneficial stockholders of the Company by the Purchaser or furnished by the Purchaser to brokers, dealers, banks and trust companies for forwarding to their clients who are holders of Shares, and can be requested from the Purchaser's information agent as set forth in the Offer to Purchase. According to the Offer to Purchase, the Offer will expire at 12:00 midnight, New York City time, on Thursday, November 10, 2016, unless extended.

        As set forth in the Schedule TO, the address of the Purchaser is Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458, and its telephone number is (617) 928-1300.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as described, referenced or incorporated by reference in this Schedule 14D-9, to the best of the Company's knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) the Purchaser or its executive officers, directors or affiliates.

The Company's executive officers, directors or affiliates

        Information regarding material agreements, arrangements and understandings and actual or potential conflicts of interest is included below and in the following sections of the Company's definitive Proxy Statement for its 2016 Annual Meeting of Stockholders filed on Schedule 14A with the SEC on March 3, 2016, or the 2016 Proxy Statement, and of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, or the Quarterly Report, which sections are filed as Exhibit (e)(1) hereto and are incorporated herein by reference: "Directors and Executive Officers" on pages 15-22 of the 2016 Proxy Statement; "Director Compensation" on page 23 of the 2016 Proxy Statement; "Related Person Transactions" on pages 33-40 of the 2016 Proxy Statement; "Ownership of Equity Securities of the Company" on pages 41-46 of the 2016 Proxy Statement; "Compensation Discussion and Analysis" on pages 47-52 of the 2016 Proxy Statement; "Compensation Committee Interlocks and Insider Participation" on page 53 of the 2016 Proxy Statement; "Executive Compensation" on pages 54-56 of the 2016 Proxy Statement; Note 10 to the Condensed Consolidated Financial Statements on pages 13-16 of the Quarterly Report; "Management's Discussion and Analysis of Financial Condition and Results of Operations—Related Person Transactions" on page 26 of the Quarterly Report; and "Warning Concerning Forward Looking Statements" on pages 29-32 of the Quarterly Report.

The Purchaser and its executive officers, directors and affiliates

  The Purchaser, ABP Trust, Barry M. Portnoy, Adam D. Portnoy, RMR Inc. and RMR LLC

        The Purchaser is a wholly owned subsidiary of ABP Trust. ABP Trust is the controlling stockholder of The RMR Group Inc., or RMR Inc., whose shares of class A common stock are listed on The Nasdaq Stock Market LLC, or the Nasdaq. The RMR Group LLC, or RMR LLC, which provides business management services to the Company, is a majority owned subsidiary of RMR Inc. ABP Trust controls 91.4% of the voting power of the outstanding shares of RMR Inc. and owns, directly and indirectly, an approximate 51.8% economic interest in RMR LLC. Neither the Purchaser nor ABP Trust currently own any Shares directly.

        ABP Trust is owned by Barry M. Portnoy and Adam D. Portnoy. Barry M. Portnoy is and has been one of the Company's Managing Directors since 2001. He is a managing director and executive officer of RMR Inc. and chairman of RMR LLC. Adam D. Portnoy is a managing director, president and chief executive officer of RMR Inc. and the president and chief executive officer of RMR LLC. Barry M. Portnoy directly owns 231,622 Shares and Adam D. Portnoy directly owns 108,000 Shares.

        Bruce J. Mackey Jr., the Company's president and chief executive officer, Richard A. Doyle, the Company's chief financial officer and treasurer, and Katherine E. Potter, the Company's senior vice president and general counsel, are officers and employees of RMR LLC. Two of the Company's Independent Directors also serve as independent directors or independent trustees of other public companies to which RMR LLC or its affiliates provide management services.

        RMR LLC also provides management services to Senior Housing Properties Trust, or SNH. The Company is SNH's largest tenant and it manages certain senior living communities for SNH. SNH is the Company's largest landlord, owns 4,235,000, or approximately 8.6%, of the outstanding Shares and owns 2,637,408 shares of Class A common stock of RMR Inc., which represent less than 1% of the combined voting power of RMR Inc.'s common stock. Barry M. Portnoy is and has been a managing trustee of SNH since 1999 and serves as a director, managing director, trustee or managing trustee of all of the other companies to which RMR LLC or its affiliates provide management services. Adam D. Portnoy is and has been a managing trustee of SNH since 2007 and serves as a director, managing director, trustee or managing trustee of a majority of the other companies to which RMR LLC or its affiliates provide management services. In addition, officers of RMR LLC and RMR Inc. serve as

SNH's officers and officers of other companies to which RMR LLC or its affiliates provide management services.

        The Company leases its headquarters building from a subsidiary of ABP Trust. In December 2014, the Company and such subsidiary amended this lease to add additional rental space for increased rent. As amended, this lease requires the Company to pay current annual rent of approximately $903,000, which amount is subject to fixed increases. The Company's rent expense for its headquarters, which included utilities and real estate taxes that the Company is required to pay as additional rent, was approximately $952,000 for the six months ended June 30, 2016 and approximately $1.7 million and $1.4 million for the years ended December 31, 2015 and 2014, respectively. The Company's headquarters building lease and all amendments thereto were approved by its Independent Directors.

        In the last two years, because at least 80% of Bruce Mackey's and Paul Hoagland's, the Company's former chief financial officer and treasurer, business time was devoted to services to the Company, 80% of Bruce Mackey's and Paul Hoagland's total cash compensation (that is, the combined base salary and cash bonus paid by the Company and RMR LLC) was paid by the Company and the remainder, $252,885 and $151,827 in 2015 and $237,500 and $147,500 in 2014 was paid by RMR LLC to Bruce Mackey and Paul Hoagland, respectively (such amounts do not reflect separation payments made by the Company and RMR LLC to Paul Hoagland beginning in 2016). Bruce Mackey's and Richard Doyle's, the Company's current chief financial officer and treasurer, compensation in 2016 is being allocated on a similar basis. Bruce Mackey and Richard Doyle are, and Paul Hoagland was, also eligible to participate and participated in certain RMR LLC benefit plans and received share awards under the equity compensation plans of other companies managed by RMR LLC, in their capacities as officers of RMR LLC. The share awards received by Bruce Mackey, Richard Doyle and Paul Hoagland under the equity compensation plans of such other companies in the last two years had an aggregate value of approximately $330,199, $497,374 and $293,049, respectively, based upon the closing price of those shares on the stock exchange on the dates of grant. One fifth of those shares vested on the grant dates and one fifth vests on each of the next four anniversaries of the grant dates. Effective October 1, 2016, Katherine E. Potter, the Company's senior vice president and general counsel, was appointed a vice president of RMR LLC and it is expected that her cash compensation will be similarly allocated between the Company and RMR LLC in the future and that she will be eligible to participate in certain RMR LLC benefit plans and receive share awards under the equity compensation plans of other companies managed by RMR LLC, in her capacity as an officer of RMR LLC.

        The Company currently has a business management agreement with RMR LLC. Pursuant to this agreement, RMR LLC assists the Company with various aspects of its business, which may include, but are not limited to, compliance with various laws and rules applicable to the Company's status as a publicly owned company, maintenance of the Company's facilities, evaluation of business opportunities, accounting and financial reporting, capital markets and financing activities, investor relations and general oversight of the Company's daily business activities, including legal and tax matters, human resources, insurance programs, management information systems and the like. Under the Company's business management agreement, the Company pays RMR LLC an annual business management fee equal to 0.6% of the Company's revenues. Revenues are defined as the Company's total revenues from all sources reportable under U.S. generally accepted accounting principles, or GAAP, less any revenues reportable by the Company with respect to communities for which the Company provides management services plus the gross revenues at those communities determined in accordance with GAAP. Additionally, under the business management agreement, RMR LLC provided information technology services to the Company until October 1, 2014 in return for the Company's reimbursement of RMR LLC of a percentage of RMR LLC's information technology employee expenses (other than RMR LLC's chief information officer), which percentage was subject to approval by the Company's compensation committee. Pursuant to the business management agreement, the Company recognized business management fees of approximately $4.5 million for the six months ended June 30, 2016 and approximately $8.7 million and $8.5 million for the years ended December 31, 2015 and 2014, respectively, and information system service charges of $0 and approximately $4.0 million, for the years ended December 31, 2015 and 2014, respectively.

        The current term of the business management agreement between the Company and RMR LLC ends on December 31, 2016 and automatically renews for successive one year terms unless the Company or RMR LLC gives notice of non-renewal before the end of an applicable term. On March 16, 2015, the Company and RMR LLC entered into an amended and restated business management agreement, which was approved by the Company's compensation committee, comprised solely of its Independent Directors. As amended, RMR LLC may terminate the business management agreement upon 120 days' written notice, and the Company continued to have the right to terminate the business management agreement upon 60 days' written notice, subject to approval by a majority vote of the Company's Independent Directors. As amended, if the Company terminates or elects not to renew the business management agreement other than for cause, as defined, the Company is obligated to pay RMR LLC a termination fee equal to 2.875 times the sum of the annual base management fee and the annual internal audit services expense, which amounts are based on averages during the 24 consecutive calendar months prior to the date of notice of nonrenewal or termination. Also, as amended, RMR LLC agreed to provide certain transition services to the Company for 120 days following termination by the Company or notice of termination by RMR LLC. The business management agreement includes arbitration provisions for resolution of disputes.

        The Company's board of directors, or the Board, has given its compensation committee, which is comprised exclusively of the Company's Independent Directors, authority to act on the Company's behalf with respect to the business management agreement with RMR LLC. The charter of the compensation committee requires the committee to annually review the terms of the business management agreement, evaluate RMR LLC's performance under this agreement and determine whether to renew, amend or terminate the business management agreement. Under the business management agreement with RMR LLC, the Company acknowledges that RMR LLC also provides management services to other companies, including SNH. In the event of any conflict between the Company and RMR LLC, any affiliate of RMR LLC or any other publicly owned entity with which RMR LLC has a relationship, including SNH, the Company's business management agreement allows RMR LLC to act on its own behalf and on behalf of SNH or such other entity rather than on the Company's behalf.

        The Company has also historically awarded Share grants under its equity compensation plans to certain RMR LLC employees who are not also employees of the Company. During the years ended December 31, 2015 and 2014, the Company awarded an aggregate of 98,500 and 81,150 Shares, respectively, to RMR LLC employees, which had an aggregate value of approximately $313,000 and $357,000, respectively, based upon the closing price of the Shares on the New York Stock Exchange, or the NYSE, where the Shares were then listed for trading, on the dates of grant. One fifth of the Shares awarded vested on the grant dates and one fifth vests on each of the next four anniversaries of the grant dates. Any awards of Shares to RMR LLC employees are in addition to both the fees the Company pays to RMR LLC and the Company's awards of Shares to its own directors, officers and employees. In addition, under the Company's business management agreement, the Company reimburses RMR LLC for the Company's allocable costs for internal audit services, which amounts are subject to approval by the Company's compensation committee. The aggregate amounts expensed for internal audit costs were approximately $134,000 for the six months ended June 30, 2016 and approximately $260,000 and $286,000 for the years ended December 31, 2015, and 2014, respectively.

        In December 2015, the Company purchased 12,488 Shares, at the closing price for the Shares on the NYSE, where the Shares were then listed for trading, on the date of purchase, from certain officers and employees of RMR LLC who are not also employees of the Company in satisfaction of tax withholding and payment obligations in connection with the vesting of awards of Shares. On occasion, the Company has, upon the termination of a person's employment with the Company or RMR LLC, accelerated vesting of Shares previously granted to them.

  SNH

        The Company was formerly a 100% owned subsidiary of SNH. In 2001, SNH distributed substantially all of the Company's then outstanding Shares to SNH shareholders. SNH owns 4,235,000 Shares, or approximately 8.6%, of the outstanding Shares. As noted above, SNH is the Company's largest landlord and its largest stockholder, the Company is SNH's largest tenant and manages certain senior living communities for SNH, and RMR LLC provides management services to both the Company and SNH. Richard Doyle, the Company's chief financial officer and treasurer, was formerly SNH's chief financial officer and treasurer from 2007 through 2015; Barry M. Portnoy, one of the Company's Managing Directors, is also a managing trustee of SNH and all of SNH's executive officers are officers of RMR LLC.

        In order to effect the Company's spinoff and to govern relations after the spinoff, the Company entered into agreements with SNH and others, including RMR LLC. Since then, the Company has entered into various leases, management agreements and other agreements with SNH that include provisions that confirm and modify these undertakings. Among other matters, these agreements provide that:

  •
  so long as SNH remains a real estate investment trust, the Company may not waive the share ownership restrictions in its charter on the ability of any person or group to acquire more than 9.8% of any class of its equity shares without the consent of SNH;

  •
  so long as the Company is a tenant of, or manager for, SNH, the Company will not permit nor take any action that, in the reasonable judgment of SNH, might jeopardize the tax status of SNH as a real estate investment trust;

  •
  SNH has the option to cancel all of the Company's rights under the leases and management agreements the Company has with SNH upon the acquisition by a person or group of more than 9.8% of the Company's voting stock and upon other change in control events affecting the Company, as defined in those documents, including the adoption of any stockholder proposal (other than a precatory proposal) or the election to the Board of any individual if such proposal or individual was not approved, nominated or appointed, as the case may be, by vote of a majority of the Company's directors in office immediately prior to the making of such proposal or the nomination or appointment of such individual;

  •
  the resolution of disputes arising from the Company's leases and other agreements with SNH may be resolved by binding arbitration; and

  •
  so long as the Company is a tenant of, or manager for, SNH or so long as the Company has a business management agreement with RMR LLC, the Company will not acquire or finance any real estate of a type then owned or financed by SNH or any other company managed by RMR LLC without first giving SNH or such company managed by RMR LLC, as applicable, the opportunity to acquire or finance that real estate.

        Senior living communities the Company leases from SNH.    As of June 30, 2016, the Company leased 184 senior living communities from SNH under five long term leases. Under the Company's leases with SNH, the Company pays SNH rent consisting of annual rent amounts plus percentage rent based on increases in gross revenues at certain properties. The Company's total annual rent payable to SNH as of June 30, 2016, December 31, 2015 and 2014 was approximately $202 million, $192 million and $191 million, respectively, excluding percentage rent. The Company's total rent expense (which includes rent for all properties the Company leases from SNH, including properties the Company classified as discontinued operations) under all of its leases with SNH, net of lease inducement amortization and the amortization of the deferred gain associated with the sale and leaseback transaction with SNH described below, was approximately $99 million, $196 million and $196 million for the six months ended June 30, 2016 and the years ended December 31, 2015 and 2014, respectively. As of June 30, 2016 and December 31, 2015 and 2014, the Company had outstanding rent due and payable to SNH of approximately $17.5 million, $17.3 million and $17.3 million, respectively. During the six months ended June 30, 2016 and the years ended December 31, 2015 and 2014, pursuant to the terms of the Company's leases with SNH, the Company sold approximately $11.7 million, $21.3 million and $25.8 million, respectively, of certain improvements made to properties leased from SNH and, as a result, the Company's annual rent payable to SNH increased by approximately $940,000, $1.7 million and $2.1 million, respectively. As of June 30, 2016, the Company's property and equipment included approximately $6.1 million for similar improvements it made to properties it leases from SNH that it expected to request that SNH purchase from it for an increase in future rent; however, SNH is not obligated to purchase these improvements.

        The Company's leases with SNH require it to pay percentage rent at the majority of the senior living communities it leases from SNH equal to 4% of the amount by which gross revenues, as defined in such leases, of each property exceeds gross revenues in a specific base year. These amounts are in addition to the annual rent amounts payable by it to SNH. Different base years apply to those communities that pay percentage rent. The base year is usually the first full calendar year after each community is initially leased. Each lease is also a "triple net" lease which requires the Company to pay all costs incurred in the operation of the properties, including the costs of maintenance, personnel, services to residents, insurance and real estate and personal property taxes.

        From January 1, 2014 through June 30, 2016, the Company and SNH sold 10 senior living communities that the Company had leased from SNH for an aggregate of $16.9 million, and the Company's rent payable to SNH decreased as these sales occurred by $1.7 million in aggregate, in accordance with the terms of the applicable leases. In September 2016, the Company and SNH sold a vacant senior living community that the Company leased from SNH for $247,500 and as a result of this sale, the Company's annual rent payable to SNH decreased by $24,750 in accordance with the terms of the applicable lease.

        In July 2014, the Company and SNH entered into an amendment to the fourth combination lease with SNH, pursuant to which the Company exercised the first of its existing lease extension options, extending the term from April 30, 2017 to April 30, 2032, and SNH granted the Company a third option for the Company to extend the term of such lease from May 1, 2047 to April 30, 2062.

        In February 2015, SNH acquired a land parcel adjacent to a senior living community the Company leases from SNH for approximately $490,000. The Company and SNH added this property to the lease for that senior living community and the Company's annual rent payable to SNH increased by approximately $39,000 as a result.

        The Company's managed senior living communities.    As of June 30, 2016 and December 31, 2015 and 2014, the Company managed 62, 60 and 46 senior living communities for the account of SNH, respectively, each pursuant to long term management agreements on substantially similar terms. The Company earned management fees from SNH of approximately $5.6 million, $10.7 million and $9.8 million for the six months ended June 30, 2016 and the years ended December 31, 2015 and 2014, respectively.

        On June 29, 2016, the Company entered into a transaction agreement and related agreements, or, collectively, the SNH Transaction Documents, with SNH. Pursuant to the SNH Transaction Documents, among other things, on June 29, 2016, the Company and SNH completed a sale and leaseback transaction with respect to certain senior living communities the Company owned and amended the pooling arrangements related to its management of certain of the senior living communities it manages for the account of SNH. Significant terms of the SNH Transaction Documents are summarized below:

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  Pursuant to the SNH Transaction Documents, the Company and SNH entered into a purchase and sale agreement whereby SNH purchased seven of the senior living communities the Company owned for an aggregate purchase price of approximately $112 million, and the Company and SNH simultaneously entered into a fifth long term lease agreement, or the New SNH Lease, whereby SNH leased those seven senior living communities to the Company.

  •
  Pursuant to the New SNH Lease, the Company is required to pay SNH initial annual rent of approximately $8.4 million, plus, beginning in 2018, percentage rent equal to 4% of the amount by which gross revenues, as defined in the New SNH Lease, of each community exceeds gross revenues of such community in 2017. The initial term of the New SNH Lease expires on December 31, 2028, subject to the Company's options to extend the term of the New SNH Lease for two consecutive 15-year terms. Pursuant to the New SNH Lease, the Company may request that SNH purchase certain improvements to the communities in return for rent increases in accordance with the formula specified in the New SNH Lease; however, SNH is not obligated to purchase such improvements and the Company is not required to sell them to SNH. Pursuant to the SNH Transaction Documents, SNH has the right, in connection with a financing or other capital raising transaction by it, to reassign one or more of the communities covered by the New SNH Lease to another existing or new long term lease agreement between the Company and SNH. Other terms of the New SNH Lease are substantially similar to those of the Company's other four multi-property, preexisting long term leases with SNH.

  •
  Pursuant to the SNH Transaction Documents, the Company's three existing pooling agreements with SNH that combined for certain purposes certain of its management agreements with SNH for senior living communities that included assisted living units, or AL Management Agreements, were terminated. Also pursuant to the SNH Transaction Documents, the Company entered into 10 new pooling agreements with SNH, or the New SNH Pooling Agreements. Nine of the New SNH Pooling Agreements combine six AL Management Agreements and one of the New SNH Pooling Agreements currently combines five AL Management Agreements. Each New SNH Pooling Agreement combines various calculations of revenues and expenses from the operations of the applicable communities covered by such New SNH Pooling Agreement.

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  Pursuant to the New SNH Pooling Agreements, the AL Management Agreements covered by each New SNH Pooling Agreement generally provides the Company with a management fee equal to either 3% or 5% of the gross revenues realized at such communities plus reimbursement for its direct costs and expenses related to such communities, as well as an annual incentive fee equal to either 35% or 20% of the annual net operating income of such communities remaining after SNH realizes an annual minimum return equal to either 8% or 7% of its invested capital, or, in the case of nine communities, a specified amount plus 7% of SNH's invested capital since December 31, 2015. The calculations of the Company's fees and of SNH's annual minimum return related to any AL Management Agreement that became effective before May 2015 and had been pooled under one of the previously existing pooling agreements are generally the same as they were under the previously existing pooling agreements. However, with respect to certain communities, SNH's annual minimum return was reduced to 7%, and also, with respect to the nine communities referenced above, SNH's annual minimum return was reset as of 2016 to the specified amounts. With regard to AL Management Agreements that became effective from and after May 2015, the management fee was changed to 5%, rather than the prior 3%, of the gross revenues realized at the applicable community, and the incentive fee was changed to 20%, rather than the prior 35%, of the annual net operating income of the applicable community remaining, in all cases after SNH realizes its requisite annual minimum return. Pursuant to the New SNH Pooling Agreements, SNH will pay the Company a fee for its management of capital expenditure projects equal to 3% of amounts funded by SNH.

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  The terms of the AL Management Agreements covered by the New SNH Pooling Agreements expire between 2030 and 2039 and are subject to automatic renewals, unless earlier terminated or timely notices of nonrenewal are delivered. The right that the Company and SNH each had under the AL Management Agreements that became effective from and after May 1, 2015 to terminate each such AL Management Agreement as of December 31, 2016 was eliminated pursuant to the applicable New Pooling Agreement. The Company has a limited right under the AL Management Agreements to require underperforming communities to be sold, and SNH has the right to terminate all the AL Management Agreements subject to a New SNH Pooling Agreement if it does not receive its annual minimum return under such New SNH Pooling Agreement in each of three consecutive years, commencing with calendar year 2016, subject to certain cure rights that the Company has.

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  The New SNH Pooling Agreements collectively combine all AL Management Agreements except for the management agreement related to one assisted living community located in New York and the management agreement related to one assisted living community located in California, and, other than as described below, the terms of those management agreements were not amended as part of the transactions contemplated by the SNH Transaction Documents. The terms of the Company's existing pooling agreement with SNH that combines its management agreements with SNH for senior living communities that include only independent living units, and the terms of those management agreements, also were not amended as part of the transactions contemplated by the SNH Transaction Documents.

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  Pursuant to the SNH Transaction Documents, the Company and SNH amended the management agreement for one California community so that the calculation of SNH's annual minimum return under that agreement is fixed at approximately $3.6 million plus 7% of any amount funded by SNH for capital expenditures at this community since December 31, 2015.

        The terms of the SNH Transaction Documents were negotiated and approved by special committees of the Board and SNH's board of trustees composed of the Company's Independent Directors and SNH's independent trustees who are not also Directors or trustees of the other party, which committees were represented by separate counsel.

        In July 2016, the Company began managing for the account of SNH a senior living community located in Alabama with 163 living units. The terms by which the Company is managing this senior living community are described above.

  D&R Yonkers LLC

        The Company manages a portion of a senior living community in New York that is not subject to the requirements of New York healthcare licensing laws, consisting of 199 living units, pursuant to a long term management agreement with SNH. Pursuant to this management agreement, SNH pays the Company a management fee equal to 5% of the gross revenues realized at that portion of the community and the Company is not entitled to any incentive fee. This management agreement expires on December 31, 2031. In order to accommodate certain requirements of New York healthcare licensing laws, a subsidiary of SNH subleases a portion of this senior living community that is subject to those requirements, consisting of 111 living units, to an entity, D&R Yonkers LLC, which is owned by SNH's president and chief operating officer, David Hegarty, and the Company's chief financial officer and treasurer, Richard Doyle. The Company manages this portion of the community pursuant to a long term management agreement with D&R Yonkers LLC. Pursuant to this management agreement, D&R Yonkers LLC pays the Company a management fee equal to 3% of the gross revenues realized at that portion of the community and the Company is not entitled to any incentive fee. This management agreement expires on August 31, 2017, and is subject to renewal for nine consecutive five year terms, unless earlier terminated or timely notice of nonrenewal is delivered. The Company earned management fees of approximately $129,000 for the six months ended June 30, 2016 and approximately $210,000 and $222,000 for the years ended 2015 and 2014, respectively, with respect to the senior living community it managed for D&R Yonkers LLC.

  AIC

        ABP Trust, the Company, SNH and four other companies to which RMR LLC provides management services currently own Affiliates Insurance Company, an Indiana insurance company, or AIC, and are parties to an amended and restated shareholders agreement regarding AIC.

        All of the Company's directors and all of the trustees and directors of the other AIC shareholders currently serve on the board of directors of AIC. RMR LLC provides management and administrative services to AIC. AIC pays to RMR LLC a service fee equal to 3.0% of the total annual net earned premiums payable under then active policies issued or underwritten by AIC or by a vendor or an agent of AIC on its behalf or in furtherance of AIC's business. The shareholders agreement among the Company, the other shareholders of AIC and AIC includes arbitration provisions for the resolution of disputes.

        The Company has invested approximately $6 million in AIC, has purchased substantially all of its property insurance in a program designed and reinsured in part by AIC and periodically considers the possibilities for expanding its relationship with AIC to other types of insurance. In June 2015, the Company and the other shareholders of AIC renewed their participation in a combined property insurance program arranged by AIC and with respect to which AIC is an insurer of certain coverage amounts. In connection with that renewal, the Company and the other AIC shareholders purchased a three year combined property insurance policy providing $500 million of coverage annually, with the premiums to be paid annually, and purchased a one year combined policy providing certain other coverage, which was renewed in June 2016 for an additional year. The Company's annual premiums for this property insurance were approximately $4.1 million and $3.9 million for the years ended December 31, 2015 and 2014, respectively. The Company expects to pay aggregate annual premiums, including taxes and fees, of approximately $4.6 million in connection with this insurance program for the policy year ending June 30, 2017, which amount may be adjusted from time to time as the Company acquires and disposes of properties that are included in this insurance program.

  Directors' and Officers' Liability Insurance

        The Company, RMR Inc., SNH and certain companies to which RMR LLC provides management services participate in a combined directors' and officers' liability insurance policy. This combined policy currently provides for $10 million of combined primary coverage, and expires in September 2018. The premium payable by the Company for this combined policy, which was extended in September 2016, was approximately $79,000. The premium for the combined policy was allocated among the insured companies after consultation with the insurance broker and approval by each company's board and independent trustees or independent directors as applicable.

  General

        The foregoing descriptions of the Company's agreements with the Purchaser, ABP Trust, Barry M. Portnoy and Adam D. Portnoy, or collectively, the Requesting Parties, RMR LLC, RMR Inc., SNH, AIC and other entities are summaries and are qualified in their entirety by the terms of the agreements. A further description of the terms of certain of those agreements is included in the Company's Annual Report on Form 10-K for the year ended December 31, 2015, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, the 2016 Proxy Statement and the Company's other filings with the SEC. In addition, copies of certain of the agreements evidencing these relationships are filed with the SEC and may be obtained from the SEC's website, www.sec.gov. The Company, ABP Trust, the Purchaser and their affiliates are expected to engage in additional transactions in the future.

The Offer

  Company Approvals

        On October 1, 2016, subject to satisfaction of the conditions set forth in the Consent, Standstill, Registration Rights and Lock-Up Agreement between the Company, on the one hand, and the Requesting Parties, on the other hand, or the Standstill and Lock-Up Agreement, as described further below, the Company's Independent Directors and the Board (with Barry M. Portnoy abstaining), voting separately:

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  determined that the ownership by the Requesting Parties and certain related persons, in aggregate, of up to 38% of the issued and outstanding Shares, will not cause the Company or any person in which the Company owns, directly or indirectly, any equity interest and which is a tenant of SNH or any entity in which SNH owns any equity interest, to be considered a "related party tenant" with respect to SNH for purposes of Section 856(d)(2)(B) of the Internal Revenue Code of 1986, as amended, or the Code;

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  granted certain exceptions to the ownership restrictions set forth in the Company's charter to the Requesting Parties and certain related persons that deem them to be "Excepted Holders," as defined in the Company's charter, including allowing the Requesting Parties together with certain related persons to acquire and own, directly or by attribution, in aggregate, up to 38% of the issued and outstanding Shares, but in any event not in excess of the lesser of (x) the maximum number of Shares which they may acquire and own without having obtained the consent of lenders to the Company and its subsidiaries until such lender consent has been obtained, and thereafter, the maximum number of Shares which they may acquire and own under such lender consent and (y) 104% of the issued and outstanding Shares that they own on March 31, 2017; and

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  for the purposes of restrictions on transfers of Shares set forth in Article IX of the Company's bylaws and Sections 3-601, 3-602 and 3-603 under the Maryland General Corporation Law, or the MGCL, approved the acquisition by the Requesting Parties, in aggregate, of up to 18,000,000 Shares and certain other transfers by or to the Requesting Parties and certain related persons.

  Consent, Standstill, Registration Rights and Lock-Up Agreement

        On October 2, 2016, in connection with the Purchaser's request that the Company grant the exceptions and approvals described above, the Company and the Requesting Parties entered into the Standstill and Lock-Up Agreement, which, among other things, stipulates conditions to the effectiveness of such exceptions and approvals, including that:

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  the Requesting Parties shall have obtained (i) the written consent of SNH to the Board's granting of the exceptions to the ownership restrictions set forth in the Company's charter as described in the Standstill and Lock-Up Agreement, and (ii) a written waiver of SNH of any default or event of default under any lease, management or other agreement between or among the Company and SNH, or any of their subsidiaries, arising or resulting from the granting of such exceptions or the acquisition by the Requesting Parties, in aggregate, of up to 18,000,000

    Shares, such consent and waiver to be in a form satisfactory to the Board in its sole discretion, or together, the SNH Consent;

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  if required, the Requesting Parties shall have obtained a written waiver from the Company's lenders under its secured revolving credit facility of any default or event of default under the agreement governing the Company's secured revolving credit facility arising or resulting from the acquisition by the Requesting Parties of 35% or more of the combined voting power of all voting interests of the Company, for the benefit of the Company and the Requesting Parties and otherwise in a form satisfactory to the Board in its sole discretion, or the Lender Consent;

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  the representations and warranties of the Requesting Parties set forth in the Standstill and Lock-Up Agreement shall be true and correct as of the date of that agreement in all material respects; and

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  any permit, license or other approval of any governmental entity required to be obtained by the Company, SNH or any of their respective subsidiaries as a result of the acquisition of Shares by the Requesting Parties shall have been obtained or, in the judgment of the Board, is expected to be timely obtained, on terms satisfactory to the Board.

        Under the Standstill and Lock-Up Agreement, each of the Requesting Parties agreed not to transfer, except for certain permitted transfers, any Shares acquired after October 2, 2016, including Shares acquired in the Offer but not including Shares issued to Barry M. Portnoy or Adam D. Portnoy under the Company's equity compensation plans, for a lock-up period that ends on the earlier of (i) the ten year anniversary of the Standstill and Lock-Up Agreement, (ii) January 1st of the fourth calendar year after the Company's first taxable year to which no then existing net operating loss or certain other tax benefits may be carried forward by the Company, but no earlier than January 1, 2022, (iii) the date that the Company enters into a definitive binding agreement for a transaction that, if consummated, would result in a change of control of the Company, (iv) the date that the Board otherwise approves and recommends that the Company's stockholders accept a transaction that, if consummated, would result in a change of control of the Company, and (v) the consummation of a change of control of the Company.

        Under the Standstill and Lock-Up Agreement, each of the Requesting Parties agreed, for a period of ten years, not to engage in certain activities involving the Company without the approval of the Board, including not to (i) effect or seek to effect any tender or exchange offer, merger, business combination, recapitalization, restructuring, liquidation or other extraordinary transaction involving the Company, other than the acquisition by the Requesting Parties, in aggregate, of up to 18,000,000 Shares prior to March 31, 2017, or solicit any proxies to vote any voting securities of the Company; (ii) deposit the Shares or other voting securities of the Company in a voting trust or subject the Shares to a voting agreement or other arrangement with respect to the voting of such Shares; (iii) publicly request that the Company amend or waive any provision of the Standstill and Lock-Up Agreement; (iv) take any action which would reasonably be expected to result in the Company making a public announcement regarding any of the types of matters set forth above; or (v) encourage, assist or enter into any discussions or arrangements with any third party with respect to any of the foregoing. These provisions do not restrict activities taken by an individual in her or his capacity as a director, officer or employee of the Company.

        The Standstill and Lock-Up Agreement also provides the Requesting Parties with certain demand and piggy-back registration rights with respect to certain Shares at any time after the lock-up period described above, subject to specified terms and conditions.

        In addition, pursuant to the Standstill and Lock-Up Agreement, the Requesting Parties have agreed to pay all out-of-pocket fees and expenses (including attorneys' fees) reasonably incurred and paid by the Company in connection with: (i) the negotiation, preparation and execution of the Standstill and Lock-Up Agreement, the SNH Consent and the Lender Consent; (ii) the preparation of this Schedule 14D-9 and any other required filings with the SEC related to the Offer, the Standstill and Lock-Up Agreement, the SNH Consent and the Lender Consent; and (iii) the obtaining of (or the failure to obtain) any approval, permit, authorization, license or consent of any governmental entity required to be obtained, in each case, whether or not the Offer is consummated.

        The foregoing description of the Standstill and Lock-Up Agreement is not complete and is subject to and qualified in its entirety by reference to the full text of the Standstill and Lock-Up Agreement, which is filed as Exhibit (a)(1)(F) to the Schedule TO.

  SNH Consent

        On October 2, 2016, the Requesting Parties entered into the SNH Consent with SNH whereby SNH's board of trustees, excluding Barry M. Portnoy and Adam D. Portnoy, granted the (i) consent of SNH to the Board's granting of the exceptions to the ownership restrictions set forth in the Company's charter as described in the Standstill and Lock-Up Agreement and (ii) waiver of SNH of any default or event of default under any lease, management or other agreement between or among the Company and SNH, or any of their subsidiaries, arising or resulting from the granting of such exceptions or the acquisition by the Requesting Parties, in aggregate, of up to 18,000,000 Shares. The SNH Consent stipulates conditions to the effectiveness of the consent and waiver granted by SNH's board of trustees, including that the Requesting Parties shall have entered into the Standstill and Lock-Up Agreement in a form satisfactory to SNH's board of trustees in its discretion and that all conditions to the effectiveness of the Standstill and Lock-Up Agreement shall have been satisfied.

        The foregoing description of the SNH Consent is not complete and is subject to and qualified in its entirety by reference to the full text of the SNH Consent, which is attached as Exhibit (a)(1)(G) to the Schedule TO.

Item 4.    The Solicitation or Recommendation.

Recommendation—No Opinion/Remaining Neutral Toward the Offer

        The Board is expressing no opinion to the Company's stockholders on, and is remaining neutral toward, the Offer. The Board has not made a determination whether the Offer is fair to, or in the best interests of, the Company's stockholders and is not making a recommendation regarding whether the Company's stockholders should accept the Offer and tender their Shares and, if so, how many Shares to tender, or reject the Offer and not tender their Shares.

        The Board has determined that a stockholder's decision on whether or not to tender its Shares in the Offer and, if so, how many Shares to tender, is a personal investment decision based upon each individual stockholder's personal circumstances. The Board urges each stockholder to make its own decision regarding the Offer based on all available information, including the adequacy of the Offer Price in light of the stockholder's own investment objectives, the stockholder's views as to the Company's prospects and outlook, the factors considered by the Board as described below and any other factors that the stockholder deems relevant to its investment decision. The Board also urges each stockholder to consult with its financial, tax, accounting and legal advisors regarding the Offer.

        Barry M. Portnoy, as a Requesting Party, abstained from any consideration or determination with respect to the Offer.

        On October 3, 2016, the Company issued a press release stating that the Board intended to express no opinion to the Company's stockholders with respect to the Offer. A copy of the Company's press release is filed herewith as Exhibit (a)(1) hereto and is incorporated herein by reference.

Background and Reasons for the No Opinion/Remaining Neutral Toward the Offer

  Background of the Offer

        On September 7, 2016, at an informal meeting with the other members of the Board, Barry M. Portnoy advised the other members of the Board that he and Adam D. Portnoy were considering making a significant investment in Shares. Barry M. Portnoy stated that he and Adam D. Portnoy were working to determine if and how they may go about such an investment without causing the loss of certain tax attributes of the Company and considering the restrictions in the Company's charter and bylaws on ownership of Shares. Barry M. Portnoy told the other Board members that action by the Board may be required to achieve these objectives and that if he and Adam D. Portnoy determined to proceed with this investment he would likely make a proposal at the next regularly scheduled meeting of the Board later in September.

        On September 19, 2016, during an executive session of a meeting of the Board, Barry M. Portnoy, in his capacity as an owner of ABP Trust and on behalf of the Requesting Parties, disclosed to the other members of the Board that the Requesting Parties were considering the possible acquisition by the Purchaser of up to 18,000,000 Shares by a partial cash tender offer in the near future, other tender offers and open market or privately negotiated purchases. In furtherance of this plan and on behalf of the Requesting Parties, Barry M. Portnoy requested that the Board (i) grant the Requesting Parties and certain related persons exceptions to ownership restrictions set forth in the Company's charter and bylaws and (ii) approve the proposed acquisition of Shares so that the Requesting Parties and certain related persons would not be "interested stockholders" for purposes of the MGCL. Barry M. Portnoy also advised the Board that the Requesting Parties planned to request that SNH consent to the Board granting the Requesting Parties such exceptions and waive any default under any lease, management or other agreement between or among the Company and SNH, or any of their subsidiaries, arising or resulting from the grant of such exception or the acquisition of such Shares by the Purchaser.

        Because of the relationships and historical and continuing transactions among the Company and ABP Trust and their affiliates, the Board (with Barry M. Portnoy abstaining) formed a special committee comprised solely of its Independent Directors, or the Special Committee, to evaluate and respond to the proposed acquisition of Shares and the exceptions and approvals requested by the Requesting Parties. Following the meeting of the Board that same day, the Special Committee held a meeting during which it appointed one of the Independent Directors as Chair of the Special Committee and approved the engagement of Sullivan & Worcester LLP, or S&W, as corporate and tax counsel to the Special Committee and Saul Ewing LLP, or Saul Ewing, as special Maryland counsel to the Special Committee, to assist the Special Committee in evaluating and responding to the proposals of the Requesting Parties.

        On September 20, 2016, Skadden, Arps, Slate, Meagher & Flom LLP, or Skadden, counsel to the Purchaser, distributed initial drafts of the proposed form of Offer to Purchase and Standstill and Lock-Up Agreement to S&W. The Standstill and Lock-Up Agreement included the Requesting Parties' requests for exceptions to the restrictions regarding the ownership and transfer of Shares set forth in the Company's charter and bylaws and various approvals under the MGCL. The initial draft Standstill and Lock-Up Agreement also included a request for demand and piggy-back registration rights, a ten year standstill in favor of the Company and a lock-up provision for a limited period of time.

        On September 23, 2016, the Special Committee held a telephonic meeting in which representatives of S&W participated. During this meeting, among other things, the Special Committee discussed tender offers generally, the proposed terms of the Standstill and Lock-Up Agreement, provisions of the

Company's charter, bylaws and other agreements relevant to consideration of the proposed acquisition of Shares and the exceptions and approvals requested by the Requesting Parties, including the SNH Consent and the Lender Consent, as well as potential timing and other procedural matters. At the conclusion of such discussion, it was the consensus of the Special Committee that certain of the proposed terms included in the initial draft of the Standstill and Lock-Up Agreement were not acceptable, and that the scope of the requested exceptions and approvals would need to be addressed. It was also the consensus of the Committee that an affirmative obligation for the Requesting Parties to obtain the SNH Consent in a form satisfactory to the Board in its sole discretion be required, and that the requested demand registration rights be limited and the minimum length of the lock-up period be extended.

        On September 26, 2016, S&W distributed to Skadden a revised draft of the Standstill and Lock-Up Agreement reflecting comments of the Special Committee and identifying issues to be addressed, including the duration of the standstill and lock-up restrictions, the amount of Shares proposed to be acquired, the time period during which the Purchaser may acquire such Shares and fees and expenses incurred by the Company in connection with the Requesting Parties' proposal.

        On September 27, 2016, representatives of S&W and Skadden participated in a call during which the proposed forms of this Offer to Purchase and the Standstill and Lock-Up Agreement and various terms and provisions thereof and of the Company's charter and bylaws and the MGCL were discussed. The form and scope of the SNH Consent were also addressed.

        Also on September 27, 2016, the Special Committee held a telephonic meeting in which representatives of S&W and Saul Ewing participated. During the meeting, the Special Committee received a presentation from S&W tax counsel regarding provisions of the Company's charter and bylaws that were relevant to consideration of the proposed acquisition of Shares and the exceptions and approvals requested by the Requesting Parties, including that the requested exceptions and approvals would not cause the loss of certain tax attributes of the Company. The Special Committee also received a presentation from Saul Ewing regarding various provisions of the MGCL that were relevant to consideration of the Requesting Parties' proposals, such as the control share acquisition and business combination statutes, as well as regarding the duties and standards of directors of Maryland corporations prescribed by Maryland law. The Special Committee also discussed the scope of the requested exceptions and approvals, additional approvals or consents that may be required in connection with the Offer, various shareholder communications matters and potential timing and other procedural matters.

        On September 28, 2016, S&W and the Chair of the Special Committee participated in a telephonic meeting in which various terms of the proposed acquisition of Shares, the requested exceptions and approvals and related matters were discussed. Also on September 28, 2016, S&W received a revised draft of the Standstill and Lock-Up Agreement from Skadden, which S&W distributed, together with the proposed form of the SNH Consent and other materials, to the Special Committee.

        During the period from September 28, 2016 through September 30, 2016, the Chair of the Special Committee met by telephone with representatives of Ropes & Gray LLP, or Ropes, regulatory counsel to the Company, to discuss health-care related issues to be considered in connection with the Requesting Parties' proposals, met by telephone with the lead independent trustee of SNH to discuss the proposed SNH Consent and had various discussions with S&W regarding the terms of the Standstill and Lock-Up Agreement and the SNH Consent.

        On September 29, 2016, representatives of Saul Ewing and Skadden participated in a call during which they discussed the proposals of the Requesting Parties and provisions of the MGCL. Also on September 29, 2016, S&W distributed to Skadden a further revised draft of the SNH Consent.

        On September 30, 2016, the Special Committee held a telephonic meeting in which representatives of S&W, Saul Ewing, and Ropes, regulatory counsel to the Company, participated. The Special Committee first heard a presentation from the representative of Ropes regarding the impact, if any, that an acquisition of Shares might have on various healthcare-related licenses held by the Company or subsidiaries of the Company. The Special Committee then reviewed and discussed with counsel the draft of the Standstill and Lock-Up Agreement and the remaining issues to be addressed. At the conclusion of the meeting, it was the consensus of the Special Committee that, assuming any open items were resolved in the manner discussed by the Special Committee at that meeting, it was prepared to recommend to the Board that the Standstill and Lock-Up Agreement and the form of the SNH Consent be approved and that the relevant exceptions and approvals described in Item 3 of this Schedule 14D-9 under the heading "The Offer" be granted subject to the terms and conditions of the Standstill and Lock-Up Agreement, but to express no opinion to the Company's stockholders as to, and to remain neutral toward, the Offer. Later that same day, S&W distributed revised drafts of the Standstill and Lock-Up Agreement and the SNH Consent reflecting the comments of the Special Committee to Skadden and to the Special Committee, separately.

        On September 30, 2016 and October 1, 2016, the Chair of the Special Committee, S&W and Saul Ewing, on the one hand, and the Purchaser and Skadden, on the other hand, engaged in a number of further conversations and negotiations regarding the Offer, the Standstill and Lock-Up Agreement and the SNH Consent.

        Following these conversations and negotiations, on October 1, 2016, the Board held a telephonic meeting in which representatives of S&W and Saul Ewing participated. The Board first received a report from the Chair of the Special Committee regarding the various meetings and other matters described above and its recommendation that the Board approve the Standstill and Lock-Up Agreement and the form of the SNH Consent and grant the exceptions and approvals described in the Standstill and Lock-Up Agreement. The Board then discussed the Special Committee's report, and reviewed and discussed the meeting materials that had been distributed to the meeting participants, which included the proposed forms of the Standstill and Lock-Up Agreement and the SNH Consent, as well as proposed resolutions for consideration by the Board with respect to those documents and related matters. Following this discussion, the Independent Directors and the Board (with Barry M. Portnoy abstaining), voting separately:

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  determined that the ownership by the Requesting Parties and certain related persons, in aggregate, of up to 38% of the issued and outstanding Shares, will not cause the Company or any person in which the Company owns, directly or indirectly, any equity interest and which is a tenant of SNH or any entity in which SNH owns any equity interest, to be considered a "related party tenant" with respect to SNH for purposes of Section 856(d)(2)(B) of the Code;

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  granted certain exceptions to the ownership restrictions set forth in the Company's charter to the Requesting Parties and certain related persons that deem them to be "Excepted Holders," as defined in the Company's charter, including allowing the Requesting Parties together with certain related persons to acquire and own, directly or by attribution, in aggregate, up to 38% of the issued and outstanding Shares, but in any event not in excess of the lesser of (x) the maximum number of Shares which they may acquire and own without having obtained the consent of lenders to the Company and its subsidiaries until such lender consent has been obtained, and thereafter, the maximum number of Shares which they may acquire and own under such lender consent and (y) 104% of the issued and outstanding Shares that they own on March 31, 2017; and

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  for the purposes of restrictions on transfers of Shares set forth in Article IX of the Company's bylaws and Sections 3-601, 3-602 and 3-603 under the MGCL, approved the acquisition by the

    Requesting Parties, in aggregate, of up to 18,000,000 Shares and certain other transfers by or to the Requesting Parties and certain related persons,

subject to the terms and conditions set forth in the Standstill and Lock-Up Agreement, including the requirement that SNH have approved and executed the SNH Consent. At this meeting, the Independent Directors and the Board (with Barry M. Portnoy abstaining) also separately determined not to express an opinion on, and to remain neutral toward, the Offer.

        On October 3, 2016, the Purchaser issued a press release announcing its intention to make a cash tender offer for up to 10,000,000 Shares at a price of $3.00 per Share. On that same date, the Company issued a press release stating that the Board intended to express no opinion to the Company's stockholders with respect to, and to remain neutral toward, the Offer. A copy of the Company's press release is filed herewith as Exhibit (a)(1) hereto and incorporated herein by reference.

        On October 6, 2016, the Purchaser commenced the Offer.

  Reasons for the Special Committee's Position

        In evaluating the Offer and determining to express no opinion to the Company's stockholders and to remain neutral with respect to the Offer, the Special Committee consulted with the corporate, tax, Maryland and regulatory counsel and considered a number of factors, including the following:

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  Possible Future Changes in Market Prices.  General stock market conditions and the market price of the Shares may fluctuate in the future, and the price received by the Company's stockholders through sales in the open market or in a future transaction might be greater or less than the Offer Price.

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  Effect on Trading Volume and Liquidity of a Fully Subscribed Offer.  If all 10,000,000 Shares, or the greater number of Shares which the Purchaser is permitted to acquire under the Standstill and Lock-Up Agreement, are purchased by the Purchaser, then the number of Shares outstanding owned by stockholders other than the Purchaser would decline. Such a reduction in the number of Shares that might otherwise trade publicly could reduce trading liquidity and increase the volatility of the Share price in the market. However, the Board considered that the Shares will continue to remain publicly traded and listed on the Nasdaq following the completion of the Offer. Further, this reduction could impact the Company's ability to raise capital on an expedited basis, as well as limit the Company's ability to raise capital that might adversely impact the Company's future usage of net operating losses.

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  No Obligation to Tender.  There is no obligation on behalf of any stockholder to tender, and each stockholder can make its own independent judgment of whether to participate in the Offer based on available information and its own personal circumstances. Stockholders should consider, among other things: the stockholder's determination of the adequacy of the Offer Price based on all available information in light of the stockholder's own investment objectives; the stockholder's view with respect to the Company's prospects and outlook; the stockholder's need for liquidity or diversification of its investment portfolio; other investment opportunities, including other types of investments, available to the stockholder; the stockholder's assessment of the appropriateness for investing in equity securities generally in the current economic, business and political climate; and the tax and accounting consequences to the stockholder of participating in the Offer.

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  Ability of the Board to Change its Position in the Future.  The Board can change its position and make a recommendation to stockholders with respect to the Offer at a later time prior to the expiration of the Offer, including if there is a change in events or circumstances or additional information comes to the attention of the Board. Stockholders who tender their Shares in the Offer have the right to withdraw previously tendered shares at any time prior to the expiration of the Offer if they desire in accordance with the Offer to Purchase, based on any changes to the Board's position or otherwise.

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  Concentration of Control.  The Special Committee considered that upon successful completion of the Offer, and assuming the full 10,000,000 Shares, or the greater number of Shares which the Purchaser is permitted to acquire under the Standstill and Lock-Up Agreement, are purchased by the Purchaser, the Purchaser would beneficially own a significant percentage of the outstanding Shares. This concentration of ownership may enable the Purchaser to have significant influence on matters requiring stockholder approval, including the election of directors, amendments to the Company's charter and bylaws and significant transactions, such as purchases or sales of assets, mergers and other business combinations. This concentration of ownership may discourage acquisitions by others of a significant stake in the Company and may deter, delay or prevent a change in control of the Company or unsolicited acquisition proposals that other stockholders of the Company may consider favorable. It may also inhibit efforts by other stockholders of the Company to change the direction or management of the Company or the Board.

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  Historical Market Prices.  The Special Committee considered recent and historical market prices for the Shares and market conditions and trends in the senior living industry generally affecting the market price for the Shares and that the Offer may provide additional liquidity to the Company's stockholders and that the granting of such exceptions and approvals were necessary to permit the Offer. The Special Committee also considered that the Standstill and Lock-Up Agreement required that the Offer Price be not less than the closing price of the Shares on the Nasdaq on the last trading day immediately preceding the announcement of the Offer.

        The Special Committee also considered the following factors in granting the relevant exceptions and approvals described in Item 3 of this Schedule 14D-9 under the heading "The Offer":

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  Intent of the Purchaser.  According to the Offer to Purchase, except as otherwise disclosed in the Offer to Purchase, the Purchaser and the other Requesting Parties do not have any present plans or proposals that would result in an extraordinary corporate transaction involving the Company or any of its subsidiaries, such as a merger, reorganization, liquidation, or any purchase, sale or transfer of a material amount of its assets, or any material changes in the Company's present dividend policy, indebtedness or capitalization, composition of its management or the Board or its corporate structure or business. While the Offer to Purchase states that the Purchaser and the other Requesting Parties intend to continue to review information concerning the Company's business in consultation with Company management and the Board and may, at any time and from time to time, review, reconsider or change their position and/or formulate plans or proposals with respect to any of the foregoing, the limited nature of the exceptions and approvals granted by the Board and the agreement by the Requesting Parties not to transfer Shares acquired after October 2, 2016, except for certain specified permitted transfers, and not to engage in certain activities involving the Company without the approval of the Board, which are further described in Item 3 of this Schedule 14D-9 under the heading "The Offer", provide protection to non-tendering stockholders and stability to the Company.

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  Alignment of Interests.  RMR LLC, which provides business management services to the Company pursuant to a business management agreement, is a majority owned subsidiary of RMR Inc. ABP Trust controls 91.4% of the voting power of RMR Inc. and owns, directly and indirectly, an approximate 51.8% economic interest in RMR LLC. RMR LLC also provides management services to SNH. The Company is SNH's largest tenant and it manages certain senior living communities for SNH. SNH is the Company's largest landlord and owns 4,235,000, or approximately 8.6%, of the outstanding Shares. The Special Committee considered that, upon successful completion of the Offer, the interests of the Company may be further aligned with that of RMR LLC, RMR Inc., ABP Trust and SNH and their other affiliates.

        The foregoing discussion of information and factors considered by the Special Committee and the Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have given different weight to different factors. In arriving at their respective positions, the members of the Board were aware of the interests of officers and directors of the Company, including those described under "Past Contacts, Transactions, Negotiations and Agreements" in Item 3 hereof.

Intent to Tender

        To the Company's knowledge after reasonable inquiry, neither the Company nor any of the Company's executive officers, directors, affiliates or subsidiaries currently intends to tender Shares held of record or beneficially by them in the Offer.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used.

        Neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer.

Item 6.    Interest in Securities of the Subject Company.

        No transactions in the Shares have been effected during the 60 days prior to the filing of this Schedule 14D-9 by the Company or any of its subsidiaries or, to the best of the Company's knowledge, by any executive officer, director or affiliate of the Company, except for the transactions described in Item 3 above and ordinary course transactions under the Company's equity compensation plans, such as the accelerated vesting of previously awarded grants of Shares with respect to certain grantees no longer providing services to the Company or to RMR LLC.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        The Company is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company's securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

        There are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in the first paragraph of this Item 7.

Item 8.    Additional Information.

State Takeover Laws

        The Company is incorporated under the laws of the State of Maryland and is governed by the MGCL and its charter and bylaws.

        Business Combinations.    Under the MGCL, certain "business combinations" between a Maryland corporation and an "interested stockholder" or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. This statute is commonly known as the "business combination act" of the MGCL. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer, issuance or reclassification of equity securities. An interested stockholder is defined as: (i) any person who beneficially owns directly or indirectly 10% or more of the voting power of the corporation's outstanding voting stock; or (ii) an affiliate or associate of the corporation who, at any time within the two year period prior to the date in question, was the beneficial owner directly or indirectly of 10% or more of the voting power of the then outstanding voting stock of the corporation.

        During the five year prohibition, any business combination between the Maryland corporation and an interested stockholder or an affiliate of an interested stockholder that was not exempted from the operation of the statute prior to the person becoming an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation, voting together as a single class; and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or which are held by an affiliate or associate of the interested stockholder. These super majority voting requirements do not apply if the corporation's common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a corporation's board of directors prior to the time that the interested stockholder becomes an interested stockholder.

        A person is not an interested stockholder if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. In approving such a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of the approval, with any terms and conditions determined by it.

        The Board, subject to the satisfaction of the conditions of the Standstill and Lock-Up Agreement described above, has approved in advance the acquisition by the Requesting Parties and certain related persons, in aggregate, of up to 18,000,000 Shares. As a result, assuming the conditions of the Standstill and Lock-Up Agreement are satisfied, none of the Requesting Persons or their respective affiliates or associates will be an "interested stockholder" for purposes of the business combination act of the MGCL.

The Company's Charter and Bylaws

        The Company's charter contains restrictions on ownership of the Company's capital stock so as to facilitate the qualification of SNH as a real estate investment trust under the Code, including provisions generally prohibiting persons from acquiring ownership of stock in excess of 9.8% of the outstanding Shares without the grant of an exception by the Board and the written consent of SNH. The Company's bylaws contain certain provisions to facilitate the preservation of the tax treatment of the Company's net operating losses and certain other tax benefits, including provisions generally prohibiting a person or group from becoming a "5-percent shareholder" as defined in the applicable Treasury regulations promulgated under the Code without the consent of the Board.

        Subject to the satisfaction of the conditions set forth in the Standstill and Lock-Up Agreement described above, the Company's Independent Directors and the Board (with Barry M. Portnoy abstaining), voting separately:

  •
  granted certain exceptions to the ownership restrictions set forth in the Company's charter to the Requesting Parties and certain related persons that deem them to be "Excepted Holders," as defined in the Company's charter, including allowing the Requesting Parties together with certain related persons to acquire and own, directly or by attribution, in aggregate, up to 38% of the issued and outstanding Shares, but in any event not in excess of the lesser of (x) the maximum number of Shares which they may acquire and own without having obtained the consent of lenders to the Company and its subsidiaries until such lender consent has been obtained, and thereafter, the maximum number of Shares which they may acquire and own under such lender consent and (y) 104% of the issued and outstanding Shares that they own on March 31, 2017; and

  •
  for the purposes of restrictions on transfers of Shares set forth in Article IX of the Company's bylaws and Sections 3-601, 3-602 and 3-603 under the MGCL, approved the acquisition by the Requesting Parties, in aggregate, of up to 18,000,000 Shares and certain other transfers by or to the Requesting Parties and certain related persons.

        As a result, assuming the conditions of the Standstill and Lock-Up Agreement are satisfied, the acquisition of up to 10,000,000 Shares in the Offer will not be restricted by the Company's charter or bylaws.

Other Restrictions

        In addition, the Company's shareholders agreement with respect to AIC provides that AIC and the other shareholders of AIC may have rights to acquire the Company's interests in AIC in the event that anyone acquires more than 9.8% of its Shares or it experiences some other change in control. However, the definition of change of control under such agreement does not include the acquisition by any person or entity of beneficial ownership of 9.8% or more of the outstanding shares of voting stock or other voting interests if such acquisition is approved by the governing board of such shareholder in accordance with the organizational documents of such shareholder. As a result of the exemption, this provision will not apply to the Purchaser's acquisition of Shares in the Offer.

        The terms of the Company's leases, management agreements and certain other agreements with SNH provide that the Company's rights under those agreements may be terminated by SNH upon the acquisition by any person or group of more than 9.8% of the Company's voting stock or other change in control events, as specified in those agreements. Pursuant to the SNH Consent, SNH waived any default or event of default under any lease, management or other agreement between or among the Company and SNH, or any of their subsidiaries, arising or resulting from the grant of the exceptions to the Requesting Parties by the Board or the acquisition by the Requesting Parties, in aggregate, of up to 18,000,000 Shares and certain other transfers by or to the Requesting Parties and certain related persons, subject to the conditions set forth in the SNH Consent.

        In addition, under the agreement governing the Company's secured revolving credit facility, a change in control event of the Company, including the acquisition by any person or group of more than 35% of its voting stock, is a default, unless approved by the required lenders. Obtaining such approval, if required, is one of the conditions to the Offer.

AVAILABLE INFORMATION

        The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and therefore is obligated to file periodic and current reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC's office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the SEC's customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the SEC's Public Reference Room in Washington, DC can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, such as the Company, who file electronically with the SEC. The address of that site is www.sec.gov.

INCORPORATION BY REFERENCE

        The SEC allows the Company to "incorporate by reference" information into this Schedule 14D-9, which means that the Company can disclose information to you by referring you to another document filed separately with the SEC. The information incorporated herein by reference is deemed to be a part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

WARNING CONCERNING FORWARD LOOKING STATEMENTS

        THIS SCHEDULE 14D-9 MAY CONTAIN STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS. ALSO, WHENEVER THE COMPANY USES WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE", "WILL", "MAY" OR SIMILAR EXPRESSIONS, OR NEGATIONS OR DERIVATIONS OF SUCH EXPRESSIONS, IT IS MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON THE COMPANY'S PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY THESE FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING SOME WHICH ARE BEYOND THE COMPANY'S CONTROL. FOR EXAMPLE: ALTHOUGH THE PURCHASER HAS COMMENCED THE OFFER, THE TERMS OF THE OFFER MAY CHANGE OR THE OFFER MAY NOT BE COMPLETED DUE TO THE FAILURE TO MEET THE CONDITIONS TO THE OFFER OR OTHERWISE. ALSO, THIS SCHEDULE 14D-9 STATES THAT THE COMPANY, ABP TRUST, THE PURCHASER OR ITS OR THEIR AFFILIATES ARE EXPECTED TO ENGAGE IN ADDITIONAL TRANSACTIONS IN THE FUTURE. THERE CAN BE NO ASSURANCE THAT ANY ADDITIONAL TRANSACTIONS WILL OCCUR.

        THE INFORMATION CONTAINED IN THE COMPANY'S FILINGS WITH THE SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN ITS PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM ITS FORWARD LOOKING STATEMENTS. THE COMPANY'S FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

        YOU SHOULD NOT PLACE UNDUE RELIANCE UPON THE COMPANY'S FORWARD LOOKING STATEMENTS.

        EXCEPT AS REQUIRED BY LAW, THE COMPANY DOES NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

Item 9.    Exhibits.

Exhibit Number	Description
(a)(1)	Press Release dated October 3, 2016. (Incorporated herein by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on October 3, 2016.)
(a)(2)	Letter to Stockholders, dated October 6, 2016, accompanying Schedule 14D-9.*
(e)(1)
Excerpts from the Company's definitive Proxy Statement for its 2016 Annual Meeting of Stockholders filed on Schedule 14A with the SEC on March 3, 2016 and from the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 filed by the Company with the SEC on August 4, 2016.*
(e)(2)
Consent, Standstill, Registration Rights and Lock-Up Agreement dated October 2, 2016, among the Company, ABP Trust, ABP Acquisition LLC, Barry M. Portnoy and Adam D. Portnoy. (Incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO filed by ABP Acquisition LLC with the SEC on October 6, 2016.)
(e)(3)
Consent Agreement dated October 2, 2016, among Senior Housing Properties Trust, ABP Trust, ABP Acquisition LLC, Barry M. Portnoy and Adam D. Portnoy and acknowledged by the Company. (Incorporated herein by reference to Exhibit (a)(1)(G) to the Schedule TO filed by ABP Acquisition LLC with the SEC on October 6, 2016.)
(g)	Not applicable.

*
Filed herewith.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2016

FIVE STAR QUALITY CARE, INC.
By:	/s/ Richard A. Doyle
Richard A. Doyle
Chief Financial Officer and Treasurer